Tootsie Roll Industries, Inc

7401 SOUTH CICERO AVENUE • CHICAGO, ILLINOIS 60629 • (773) 838-3400

FAX (773) 838-3534

August 27, 2024

VIA EDGAR

Ms. Amanda Ravitz

Division of Corporate Finance

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re:	Comment Letter Dated August 9, 2024
Tootsie Roll Industries, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2024
File No. 001-01361

Dear Ms. Ravitz:

We respectfully submit the following responses to your comments in the subject letter. Should you have any questions or need additional information, please do not hesitate to contact me at bbowen@tootsie-roll.com or (773) 838-3431.

Definitive Proxy Statement on Schedule 14A

Pay v Performance, page 18

1.	Instead of net earnings, you use a figure that deducts earnings attributable to non-controlling interests. Please confirm that, in future filings, you will use net earnings (loss) without such a deduction.

Response:  Confirmed – the reported amount in the table will be net earnings. A reconciliation of this figure to how Tootsie Roll otherwise reports net earnings for other purposes may be provided as a supplement to this disclosure.

2.	Please confirm that, in future filings, you will amend the header in the pay versus performance chart to indicate that you have only one Company-Selected Measure.

Response:  Confirmed. The term “Company Selected Measure” will only be over one column to the Summary Compensation Table.

3.	Please confirm that, in future filings, you will provide a comparison of your cumulative total shareholder return and the cumulative total shareholder return of your peer group over the same period.

Response:  Confirmed.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, actions or absence of actions by Commission staff.

Sincerely,

TOOTSIE ROLL INDUSTRIES, INC.

/s/ Barry Bowen

Barry Bowen

Treasurer